UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number 1-5672

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ITT CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ITT CORPORATION
1133 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
ITT Corporation Retirement Savings Plan for Salaried Employees
White Plains, New York

We have audited the accompanying statements of net assets available for benefits of the ITT Corporation Retirement Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Stamford, CT
June 25, 2014

ITT CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
($ IN THOUSANDS)

December 31	2013	2012
Investments at fair value:
Common collective trusts	$173,885	$115,413
Mutual funds	94,983	60,969
Separately managed accounts	30,919	20,690
Brokerage account	947	710
Total investments at fair value	300,734	197,782
Receivables:
Notes receivable from participants	8,816	5,995
Employer contributions	3,099	3,060
Participant contributions	544	368
Total receivables	12,459	9,423
Total assets	313,193	207,205
Administrative expenses payable	(86)	(85)
Net assets available for benefits, at fair value	313,107	207,120
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	121	(814)
Net assets available for benefits	$313,228	$206,306
The accompanying Notes to Financial Statements are an integral part of the above Statements of Net Assets Available for Benefits.

ITT CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
($ IN THOUSANDS)

For the Year Ended December 31	2013
Additions to net assets attributable to:
Net appreciation in fair value of investments:
Common collective trusts	$16,859
Mutual funds	13,275
Separately managed accounts	7,388
Brokerage account	147
Net appreciation in fair value of investments	37,669
Dividend income	3,560
Total investment activity	41,229
Interest income on notes receivable from participants	273
Contributions:
Participant contributions	16,147
Employer contributions	14,499
Participant rollover contributions	2,609
Total contributions	33,255
Total additions to net assets	74,757
Deductions from net assets attributable to:
Benefits paid to participants	(16,369)
Administration expense	(299)
Total deductions from net assets	(16,668)

Net increase in net assets available for benefits before transfers from plan mergers	58,089
Transfers from plan mergers (see note 7)	48,833
Total net change in net assets available for benefits	106,922
Net assets available for benefits - beginning of year	206,306
Net assets available for benefits - end of year	$313,228

The accompanying Notes to Financial Statements are an integral part of the above Statement of Changes in Net Assets Available for Benefits.

ITT CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

NOTE 1
DESCRIPTION OF THE PLAN
The following description of the ITT Corporation Retirement Savings Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan covering substantially all salaried and non-union hourly U.S. employees of ITT Corporation (the “Company” or the “Plan Sponsor”). The Benefits Administration Committee, as appointed by the Board of Directors of the Company, controls and manages the operation and administration of the Plan. JPMorgan Chase Bank, N.A. serves as the trustee of the Plan and JPMorgan Retirement Plan Services serves as the recordkeeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code ("IRC").
Eligibility
All full time salaried and non-union hourly U.S citizen employees of the Company are eligible to participate in the Plan upon hire and are automatically enrolled in the Plan. All part time and temporary U.S. citizen employees are eligible to participate upon completion of one year of service. One year of service is defined as completion of at least 1,000 hours of service in the twelve month period beginning on the date hired by the Company, or 1,000 hours of service in the course of any calendar year after the calendar year in which hired. All non-U.S. citizen employees are eligible to participate upon completion of 36 months of service.
Participant Contributions
Participants are permitted to contribute 1% to 50% of their pre-tax eligible pay and 1% to 50% of their after-tax eligible pay during each pay period, subject to certain IRC limitations for highly compensated employees. Eligible pay is defined as base salary and any other compensation, such as overtime, shift differentials, regular commissions, regularly occurring incentive pay and differential wage payments, but does not include the cost of any public or private employee benefit plan, foreign service allowances, special bonuses or commissions, and other special pay or allowances of a similar nature. Participants may elect to make before-tax or after-tax contributions to the Plan and may direct those contributions into any investment option available within the Plan. In 2013, the maximum annual before-tax contributions to the Plan is $17,500, except for participants that attain the age of 50 by December 31st who may elect to make an additional before-tax "catch-up" contribution, not to exceed $5,500 during the calendar year. Participants may also contribute rollover amounts to the Plan representing distributions from other qualified defined benefit or defined contribution plans.
Employer Contributions
The Company makes a "matching" contribution equal to 50% of each participant’s elective contributions, up to 6% of eligible pay. The Company also provides a "core" contribution of 3% of eligible pay to participants whose age plus years of service as of January 1st of each year is less than 50 and provides a core contribution equal to 4% of eligible pay to participants whose age plus years of service is 50 or greater. In addition, a "transition credit" contribution is provided to certain participants that were employed by the Company prior to October 31, 2011 and who have a combined age plus years of service of 60 or greater on January 1st of each year. Participants whose age plus years of service is between 60 and 69 receive a 3% of eligible pay transition credit and participants whose age plus years of service is 70 or greater receive a 5% of eligible pay transition credit through October 31, 2016. The transition credit contribution expires on October 31, 2016.
Participant Accounts
Each participant has an individual account, which is maintained by the Plan's recordkeeper, reflective of the participant’s contributions and withdrawals, the Company’s contributions, the participant's share of investment gains and losses based on the participant's investment direction, and an allocation of Plan administrative expenses. Plan expense allocations are based on account balances or participant earnings, as defined in the Plan document.

Investments
Participants direct the investment of their account balance into various investment options offered by the Plan. The Plan currently offers common collective trusts ("CCTs"), mutual funds, a separately managed balanced fund consisting of equities and bonds, an ITT Stock Fund, and a self-directed brokerage account as investment options for participants. The ITT Stock Fund has been designated as an Employee Stock Ownership Plan (“ESOP”). Under the terms of the ESOP, plan participants are given the option to make an election regarding the dividends on all contributions (participant and company) that are invested in the ITT Stock Fund. These dividends can either be reinvested in the Plan or paid in cash on a quarterly basis. Participants are allowed to invest a maximum of 20% of their total plan account balance in the ITT Stock Fund. On a daily basis, participants may transfer amounts between investment funds subject to certain restrictions and fees.
Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities held by the Plan, it is reasonably possible that values realized at the time of sale could materially differ from amounts reported in the financial statements.
Vesting
Participants are immediately vested in their contributions and Company contributions, plus actual earnings thereon.
Notes Receivable from Participants
The Plan allows participants to borrow from their accounts subject to certain limitations. Participants may have up to two loans outstanding at the same time and may borrow in increments of $1,000 up to an aggregate maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and accrue interest at a rate equal to prime plus 1%. General purpose loan terms range from one to 60 months. If the loan is used for the purchase of a primary residence, the loan term can be for a period of up to 180 months. Principal and interest are paid ratably through monthly or quarterly payroll deductions. A terminated participant must either continue to make periodic repayments on their loans after separation or pay the loan in full. If an active or terminated participant defaults, the outstanding loan balance is considered a taxable distribution. No new loans can be requested after termination of employment. Outstanding loans at December 31, 2013 have interest rates ranging from 4.25% to 10.50% and mature through June 2028.
Payment of Benefits
Upon termination of employment (including death, disability or retirement), if account balances are $5,000 or less, the participant or surviving beneficiary will receive a lump sum distribution. If account balances exceed $5,000, the participant or surviving beneficiary may elect to leave the benefits in the Plan or have the benefits distributed through a lump sum, take installment distributions not to exceed a period longer than his or her life expectancy, or direct a rollover of the account balance to another qualified plan or individual retirement account.
Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan, in certain circumstances, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participant balances would not be impacted since all contributions are immediately vested.
NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, as further described in Note 3, except for the Stable Value Fund. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Stable Value Fund is stated at fair value in the Statements of Net Assets Available for Benefits and then adjusted to contract value. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis. Fair value of the Stable Value Fund is the net asset value

(“NAV”) of its underlying investments, and contract value is principal plus accrued interest. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments includes both realized gains (losses) and unrealized appreciation (depreciation).
Notes Receivable from Participants
Notes receivables from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Administrative Expenses
Management fees and operating expenses charged to the Plan for investments in the mutual funds and CCTs are paid by participants via a portion of the administrative fees charged by some investment managers which are reimbursed to the trustee. Any management and operating fees not covered via the reimbursement are paid from the assets of the Plan and allocated to each participant based upon the asset balance in the participant's account.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
NOTE 3
INVESTMENTS
The table below provides the fair value of the Plan's investments as of December 31, 2013 and 2012.

($ in thousands)	2013	2012
JPMCB Stable Asset Income Fund - Select(a)	$57,526	$45,479
US Smart Index(a)	45,332	24,512
JPMCB Smart Retirement 2020(a)	16,511	11,574
Other target date retirement funds	54,516	33,848
CCTs	173,885	115,413
American Funds New Perspective - R6(a)	25,651	17,269
JPMorgan Large Cap Growth - R5	15,508	9,960
American Funds Europacific Growth - R6	13,528	6,991
Other mutual funds	40,296	26,749
Mutual funds	94,983	60,969
Balanced Fund(a)	19,555	15,742
ITT Stock Fund	11,364	4,948
Separately managed accounts	30,919	20,690
CISC Self-directed Brokerage Account - common stock	947	710
Total investments at fair value	$300,734	$197,782

(a)	Represents 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012.
In measuring plan assets at fair value, a fair value hierarchy is applied which categorizes and prioritizes the inputs used to estimate fair value into three levels. The fair value hierarchy is based on maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. Classification within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy are defined as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 inputs are unobservable inputs for the assets or liabilities. The Plan did not have any investments classified as Level 3 as of December 31, 2013 or 2012.

In certain instances, fair value is estimated using quoted market prices obtained from an external pricing service. In obtaining such data from the pricing service, the Plan has evaluated the methodologies used to develop the estimate of fair value in order to assess whether such valuations are representative of fair value, including NAV. Additionally, in certain circumstances, the Plan may adjust NAV reported by an asset manager when sufficient evidence indicates NAV is not representative of fair value.
The following is a description of the valuation methodologies used to measure Plan assets at fair value:

•
CCTs - arrangements in which the funds of individual trusts are pooled to avail themselves of professional investment management and achieve greater diversification of investment, stability of income or other investment objectives. Fair value is estimated based on NAV, as provided by the Trustee, as a proxy to fair value. There are no unfunded commitments related to the CCTs and investments in CCTs can be redeemed on a daily basis without restriction and are not subject to redemption notification provisions. CCTs are classified within level 2 of the fair value hierarchy.

The fair value of the following CCTs are estimated using NAV:
1) JPMorgan Chase Bank Stable Asset Income Fund - Select
This fund seeks to preserve the value of investments by investing in a fixed income portfolio combined with investment contracts called benefit responsive contracts (“wrap contracts”). The wrap contracts are issued by insurance companies and banks to provide principal preservation regardless of market conditions. The fixed income portfolio consists of investment grade fixed income securities, primarily U.S. Treasury, agency, corporate, mortgage-backed, asset-backed, and privately-placed mortgage debt.
2) US Smart Index
The funds seek long-term capital appreciation and growth of income by investing primarily in equity securities of U.S. issuers.
3) Target Date Funds
The funds seek total return by investing in debt and equity securities, the mix of which changes over time as the funds approach and pass the target retirement date.
Mutual funds - Valued at quoted market prices that represent the NAV of shares held by the Plan at the measurement date. Mutual funds are classified within level 1 of the fair value hierarchy.

•	Separately managed accounts - Valued based on underlying assets, which consist of cash, equities and U.S. government securities and corporate bonds held directly by the Plan.
Cash and cash equivalents - Valued at NAV of shares held by the Plan at the measurement date. The cash and cash equivalents are temporary uninvested funds held in a short-term money market within the ITT Stock Fund. These are classified within level 2 of the fair value hierarchy.
Equities - Common stock is valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. The ITT Stock Fund is a separately managed account that invests primarily in ITT Corporation’s common stock. The stock is traded on the New York Stock Exchange (NYSE) under the ticker symbol ITT and is valued at its NAV. The NAV of the stock fund is computed based on the closing price of the common stock reported by the NYSE at the measurement date, plus the NAV of the short-term money market included in the stock fund, plus any receivables or payables, divided by the number of units outstanding. This fund is classified within level 1 of the fair value hierarchy.
U.S. government securities and corporate bonds - U.S. government securities are generally valued using matrix pricing or fair value is estimated using quoted prices of securities with similar characteristics. Corporate bonds are generally valued by using pricing models (e.g. discounted cash flows), quoted prices of securities with similar characteristics or broker quotes. These are classified within level 2 of the fair value hierarchy.

•
Brokerage account - Securities held in the CISC Self-Directed Brokerage account are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. These are classified within level 1 of the fair value hierarchy.

The valuation methods described above may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. There have been no changes in the methodologies used as of December 31, 2013 and 2012. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value could result in a different fair value measurement at the reporting date.
The following tables present the major categories of Plan assets measured at fair value by classification within the fair value hierarchy, as of December 31, 2013 and 2012:

($ in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Investments at fair value - December 31, 2013:
CCTs	$—	$173,885	$173,885
Mutual funds	94,983	—	94,983
Separately managed accounts	23,431	7,488	30,919
CISC Self-directed Brokerage Account	947	—	947
Total investments at fair value - December 31, 2013	$119,361	$181,373	$300,734
Investments at fair value - December 31, 2012:
CCTs	$—	$115,413	$115,413
Mutual funds	60,969	—	60,969
Separately managed accounts	15,418	5,272	20,690
CISC Self-directed Brokerage Account	710	—	710
Total investments at fair value - December 31, 2012	$77,097	$120,685	$197,782
NOTE 4
STABLE VALUE FUND
The Plan invests in the JPMorgan Chase Bank Stable Asset Income Fund - Select (the “Fund”), which is a stable value fund sponsored by JPMorgan Chase Bank, N.A. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value are not probable.
The average yields for the Fund as of December 31, 2013 and 2012 are as follows.

	2013	2012
Based on annualized earnings(1)	1.64%	1.25%
Based on interest rate credited to participants(2)	1.77%	1.78%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

NOTE 5
EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain plan investments are funds managed by JPMorgan Chase Bank. JPMorgan Chase Bank is the trustee as defined by the Plan and JPMorgan Retirement Plan Services is the recordkeeper; therefore, these transactions qualify as party-in-interest transactions and amounted to $220,312,000 and $146,063,000 at December 31, 2013 and 2012, respectively. Participant loans also qualify as party-in-interest transactions and amounted to $8,816,000 and $5,995,000 at December 31, 2013 and 2012, respectively.
The Plan held $11,211,000 and $4,893,000 of the Company’s stock in the ITT Stock Fund as of December 31, 2013 and 2012, respectively.
NOTE 6
FEDERAL INCOME TAX STATUS
The Plan has not filed for a tax determination letter as of December 31, 2013. The Plan administrator and management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and the related trust are tax-exempt. The Plan expects to file an application for a determination letter in accordance with IRS Revenue Procedure 2007-44 in 2015.
Plan management evaluates tax positions taken by the Plan and recognizes a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The earliest open tax year is 2009.
NOTE 7
PLAN MERGERS
On December 31, 2013, the assets and notes receivable for the following defined contribution plans were transfered into the Plan.

($ in thousands)	2013
ITT Aerospace Controls Savings Plan for Hourly Employees	$14,311
ITT Control Technologies Savings Plan for Hourly Employees	10,326
ITT Cannon Savings Plan for Hourly Employees	9,095
ITT Engineered Valves - Lancaster Savings Plan for Hourly Employees	6,338
ITT BIW Connector Systems Employees' Savings Plan	5,006
Procast and Goulds Pumps Service Center Employees' Savings Plan	2,013
ITT Engineered Valves - Fabri Savings Plan for Hourly Employees	1,744
Transfers from plan mergers	$48,833
NOTE 8
SUBSEQUENT EVENTS
Effective January 1, 2014, the ITT Corporation Retirement Savings Plan for Salaried Employees was renamed the ITT Corporation Retirement Savings Plan.
In April 2014, JPMorgan Chase Bank agreed to sell its recordkeeping business to Great West Lifeco. Management does not believe this event will result in a significant impact to the Plan.

NOTE 9
RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits reflected in the financial statements to the Plan’s Form 5500 and the increase in net assets pursuant to the financial statements to the Plan’s Form 5500.

($ in thousands)	2013	2012
Net assets available for benefits pursuant to the financial statements	$313,228	$206,306
Adjustment from contract value to fair value	(121)	814
Net assets available for benefits pursuant to Form 5500	$313,107	$207,120

2013
Increase in net assets before transfer pursuant to the financial statements	$58,089
Change in the adjustment from contract value to fair value	(935)
Net income pursuant to Form 5500	$57,154

ITT CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013
($ IN THOUSANDS)

Identity of Issuer	Description of Investment	Current Value
*JPMorgan	JPMCB Stable Asset Income Fund-Select	$57,526
*JPMorgan	US SmartIndex	45,332
*JPMorgan	JPMCB Smart Retirement 2020	16,511
*JPMorgan	JPMCB Smart Retirement 2025	14,309
*JPMorgan	JPMCB Smart Retirement 2030	12,087
*JPMorgan	JPMCB Smart Retirement 2015	10,895
*JPMorgan	JPMCB Smart Retirement 2035	5,032
*JPMorgan	JPMCB Smart Retirement Income	3,842
*JPMorgan	JPMCB Smart Retirement 2040	3,391
*JPMorgan	JPMCB Smart Retirement 2045	3,008
*JPMorgan	JPMCB Smart Retirement 2050	1,952
Total common collective trusts		173,885
American Funds	American Funds New Perspective - R6	25,651
*JPMorgan	JPMorgan Large Cap Growth - R5	15,508
American Funds	American Funds Europacific Growth - R6	13,528
Loomis Sayles	Loomis Sayles Value - Y	12,608
PIMCO	PIMCO Total Return - Admin	10,328
Buffalo Funds	Buffalo Small Cap	7,003
Prudential	Target Small Cap Value Portfolio	6,497
Principal	Principal Mid Cap Blend-Inst	2,401
American Century Investments	American Century Inflation - Adjusted Bond-Invest	807
Dimensional Fund Advisors	DFA Emerging Markets	652
Total registered investment companies (mutual funds)		94,983
*JPMorgan	Balanced Fund	19,555
*ITT Corporation	ITT Stock Fund	11,364
Total Separately managed accounts		30,919
CISC	CISC Self-directed Brokerage Account	947
Total self-directed brokerage accounts		947
Total investments at fair value		$300,734
Notes receivable from participants interest rates from 4.25% to 10.50% maturing at various dates through 2028		$8,816
* Represents a party-in-interest

See accompanying Independent Auditors' Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITT CORPORATION RETIREMENT SAVINGS PLAN FOR SALARIED EMPLOYEES
(Name of Plan)

BY:	/s/ Steven Giuliano
Steven Giuliano
Vice President and Chief Accounting Officer
June 25, 2014

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION	LOCATION

(23.1)	Consent of Independent Registered Public Accounting Firm	Filed herewith.